

December 13, 2012

<u>Via E-mail</u>
Herman Man Guo
Chairman and CEO
AirMedia Group Inc.
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People's Republic of China

      Re: **AirMedia Group Inc.**
                    Form 20-F for Fiscal Year Ended December 31, 2011
                    Filed April 30, 2012
                    File No. 001-33765

Dear Mr. Guo:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Celeste M. Murphy for

                    Larry Spirgel
                    Assistant Director

cc: <u>Via E-mail</u>
       Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP